                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 13)

               BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   12017N 105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 1998
             (Date of Event Which Requires Filing of This Statement)

                If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this
           Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)


                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 12017N105                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  KARPUS MANAGEMENT, INC. d/b/a KARPUS INVESTMENT MANAGEMENT

                  I.D. # 16-1290558

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*           (a)  /  /
                                                                      (b)  /X /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)

         /   /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK

--------------------------------------------------------------------------------
  NUMBER OF               7      SOLE VOTING POWER

   SHARES                               116,150 Shares

BENEFICIALLY
                          ------------------------------------------------------
OWNED BY EACH             8      SHARED VOTING POWER

 REPORTING                              None
                          ------------------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER

                                        116,150 Shares

                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                        None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  116,150 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                      /    /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.46%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IA

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                                  Page 2 of 6

ITEM 1.    Security and Issuer.
           -------------------
           Common Stock (the "Shares")
           Bull & Bear U.S. Government Securities Fund, Inc. (the "Fund") 11 Hanover Square
           New York, New York 10005

ITEM 2.    Identity and Background.
           -----------------------
           No change.

ITEM 3.    Source and Amount of Funds or Other Considerations.
           --------------------------------------------------
           KIM, an independent investment advisor, has purchased Shares on behalf of client accounts that are managed by KIM (the "Accounts") under limited powers of attorney. All funds that have been used in making such purchases are from the Accounts.

ITEM 4.    Purpose of Transaction.
           ----------------------
           Initially, Karpus Investment Management ("KIM") purchased Shares for investment purposes only. The profile of the Fund, being a conservative, high credit quality fixed income fund, met the investment criteria of the Accounts.

           The poor performance of the Fund (Lipper Analytical Services cited the Fund to be in the bottom 10 performers in the Closed-End Bond Category, "The Wall Street Journal," June 30,1998 issue), coupled with uncontrolled expenses, has forced KIM to take steps which may lead to the termination of the contract of the investment manager of the Fund. On November 20, 1998 KIM issued a definitive proxy statement which, among other things, seeks the termination of the Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and the Fund at the Fund's 1998 annual meeting of stockholders (the "Meeting"). KIM is not proposing a substitute manager to the Fund.

           KIM is also asking stockholders to withhold authority to vote for the Fund's nominee for Director, Frederick A. Parker, Jr., to vote against ratification of the Fund's auditors and to vote against a name change of the Fund to Bexil Corporation.

           KIM believes that the Board has approved actions that are not in the best interest of the stockholders. The Fund's Management recommended changing the Fund's format from open end to closed end in 1996. This has resulted in the Fund trading at a substantial discount to net asset value. (The average price discount to net asset value has been - 10.21% for the time period of November 14, 1997 through December 4, 1998.)

           The Board has proposed in September of 1997 and in July of 1998 in preliminary proxy statements to change the Fund to a non-diversified fund with a 50/50 "balanced" approach. This change would have required a vote of the stockholders, since it would have changed the fundamental investment policy of the Fund. KIM opposed these proposals, which were abandoned by the Fund. Instead the Fund announced on August 17, 1998 its intention to invest up to 35% of its assets in equity and other securities, commencing October 19, 1998. The Fund intends to implement this change without stockholder approval.

           It is the opinion of KIM that Bull & Bear Advisers, Inc. is a poor equity manager. Bull & Bear Advisers' three funds listed in "The Wall Street Journal," that invest in stocks and other investments, are all losing between 15% and 24% year-to-date (10/5/98). All three funds captioned in the Bull & Bear Group are ranked in the bottom quintile for 1, 3, and 5 year periods according to the most recent report of "The Wall Street Journal."

           Poor Fund performance coupled with uncontrolled expenses prompted KIM to oppose Management's candidate for director. KIM believes that the Board of Directors should work for the stockholders.

           The Fund's Management is also proposing that the stockholders amend the Fund's Articles of Incorporation to change the Fund's name. Pursuant to its recent announcement, up to 35% of the Fund's total assets may be invested in equity securities, fixed income securities, money market instruments, and securities of other investment companies to the extent consistent with its investment objective. Issuers of these securities may include U.S. and foreign entities, including small capitalization companies, private companies and companies that invest or deal in natural resources or commodities. Equity securities include common stocks, preferred stocks, securities that are convertible into common stocks, depositary receipts, and warrants. The value of the Fund's investment in certain equity securities may be affected by changes in the price of precious metals, such as gold, platinum and silver. KIM believes that these securities would be far too volatile to be contained in this Fund. KIM believes that Bull & Bear Advisers, in light of their dismal record in managing equities and other investment, should not be entrusted to buy equities for the Fund and that stockholders should reject the name change purposed by the Fund's Management.

           KIM has repeatedly voiced its opinion to the Fund's Management that these changes are not in the best interest of the stockholders of the Fund. It is the opinion of KIM that this more "balanced" approach could lead to further widening of the discount to net asset value at which the Fund currently trades.

           The Accounts are managed by individual investment guidelines, which may restrict or prohibit certain of the Accounts from investing in equity and other types of securities. KIM believes that if the Accounts were forced to sell a substantial number of Shares over a limited period of time, this would materially adversely effect the market price of the Fund's shares, and may create further losses for stockholders. On October 21, 1998 KIM wrote to Steven Landis with various questions regarding the portfolio. On November 9,1998, KIM made a second request to Mr. Landis, as the first request had gone unanswered. Once KIM receives a reply to its inquiry, it will take appropriate actions with respect to each of the Accounts.

           KIM reserves the right to acquire or to dispose of Shares prior to or following the Meeting. Any such acquisition or disposition may be based, among other factors, upon the amount of any discount from the Fund's net asset value to the trading price of the Shares, excess liquidity or a need for liquidity in any of the Accounts, and a comparison of the Fund's portfolio with the investment guidelines of the Accounts.

           On February 19, 1998, the Fund filed an action against KIM in the United States District Court, Southern District of New York (Civil Action No 98 Civ. 1190) alleging that KIM had violated Section 16(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under such Act. KIM has repeatedly and vigorously denied these allegations, which it believes to be lacking merit. The Fund made a motion on October 28,1998 seeking permission of the Court to file a First Amended Complaint. In this proposed Amended Complaint the Fund demands, among other things, that "KIM will immediately divest its client's holdings in BBG, in excess of 3%, on a schedule to be determined by the Court, not to exceed six months, to protect BBG and its investors from any negative financial impact on BBG caused by KIM's breaches of the anti-pyramiding rule." ("The anti-pyramiding" rule refers to the Investment Company Act, Section 12 (d) (1)
(A), 15 U.S. C. 80a-12(d) (1)(A), which provides in relevant part: "It shall be unlawful for any .... investment company .... to purchase or otherwise acquire any security issued by any registered investment company ("the acquired company"), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate: (i) More than three per centum of the total outstanding voting stock of the acquired company ..."). KIM believes that this claim is completely without merit, as KIM is a registered investment adviser, not an investment company. KIM believes the proposed divestiture would cause more harm to stockholders than any claims that are alleged in the Fund's complaint. The outcome of this action can not be predicted with certainty.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 116,150 Shares, which represent 15.46% of the outstanding Shares. None of the principals of KIM owns any other Shares.

         b) KIM has the sole power to dispose of and to vote all of the Shares held by the Accounts under limited powers of attorney.

         c)       Open market sales of the Accounts:

       Date                   Shares            Price Per Share
       ----                   ------            ---------------
     11/30/98                (1,700)                $14.00
     11/30/98                (1,000)                $13.75
     12/1/98                  (400)                 $13.75


         d) The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------
         No change.

ITEM 7.  Materials to be Filed as Exhibits.
         ---------------------------------
         None.

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    December 9, 1998
                                                    ---------------------------
                                                              (Date)

                                                    KARPUS MANAGEMENT, INC.
                                                    George W. Karpus,
                                                    President

                                                    /s/ George W. Karpus
                                                    ---------------------------
                                                            (Signature)

                                                    George W. Karpus, President
                                                    ---------------------------
                                                           (Name/Title)